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                                                                       Exhibit 4
                     [ALARMGUARD HOLDINGS, INC. LETTERHEAD]

                                                                January 15, 1999

Dear Stockholder:

    We are pleased to inform you that on January 8, 1999, Alarmguard Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tyco International Ltd. ("Tyco") and its subsidiary T16 Acquisition Corp. ("Purchaser"), which provides for the acquisition of the Company by Tyco. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock at a price of $9.25 per share in cash. In addition, all of the holders of the preferred stock of the Company have entered into a Preferred Stock Purchase Agreement (the "Stock Purchase Agreement") with Purchaser, which provides that such holders will sell their shares of preferred stock to Purchaser at a price of $1,400 per share in cash, plus accrued and unpaid dividends, upon consummation of the Offer (the "Purchase").

    Following the successful completion of the Offer and the Purchase, Purchaser will be merged with the Company (the "Merger"), and all shares of common stock not purchased in the Offer will receive in the Merger the same $9.25 per share in cash. Completion of the Offer, the Purchase and the Merger are subject to antitrust approvals and other customary conditions.

    THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE STOCK PURCHASE AGREEMENT, THE OFFER, THE PURCHASE AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER, THE PURCHASE AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER ALL OF YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Company's Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, that the aggregate consideration to be received by the holders of the Company's stock pursuant to the Merger Agreement and the Stock Purchase Agreement is fair to such stockholders from a financial point of view.

    Additional information with respect to the Offer, the Purchase and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

    On behalf of the management and directors of the Company, we thank you for the support you have given the Company.

                                          Sincerely yours,

                                          /s/ Russell R. MacDonnell
                                          Russell R. MacDonnell
                                          Chairman, Chief Executive Officer and
                                          President